

17010042

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

SEC FILE NUMBER
8-42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities, L. P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street 19 Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Balk 212-698-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CitrinCooperman LLC
(Name – *if individual, state last, first, middle name*)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities, L.P., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH F. BOSCO
NOTARY PUBLIC, State of New York
No. 01BO6020808 Qualified in Nassau County
Certificate Filed in New York County
Commission Expires March 8, 20 19



Signature

Chief Operating Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
And Report of Independent Registered Public Accounting Firm

TOCQUEVILLE SECURITIES L.P.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED
DECEMBER 31, 2016 AND 2015

TOCQUEVILLE SECURITIES L.P.

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

We have audited the accompanying statements of financial condition of Tocqueville Securities L.P. as of December 31, 2016 and 2015, and the related statements of income, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of Tocqueville Securities L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the schedule on page 11 has been subjected to audit procedures performed in conjunction with the audit of Tocqueville Securities L.P.'s financial statements. The supplemental information is the responsibility of Tocqueville Securities L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 24, 2017

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
Cash and cash equivalents	$ 2,286,104	$ 2,456,623
Commissions receivable	259,968	511,227
Distribution fees receivable	529,414	508,571
Due from clearing broker	48,518	-
Due from limited partner	-	220,436
Prepaid expenses	55,127	70,127
Prepaid taxes	-	15,868
Clearing deposit	100,000	100,000
Total Assets	$ 3,279,131	$ 3,882,852

LIABILITIES AND PARTNERS' CAPITAL

	2016	2015
LIABILITIES		
Accounts payable and accrued expenses	$ 556,803	$ 466,044
Accrued distribution fees	647,110	546,893
Due to clearing broker	-	10,517
Due to limited partner	169,737	-
Taxes payable	20,224	-
Total Liabilities	1,393,874	1,023,454
PARTNERS' CAPITAL		
General partner	18,853	28,594
Limited partner	1,866,404	2,830,804
Total Partners' Capital	1,885,257	2,859,398
Total Liabilities and Partners' Capital	$ 3,279,131	$ 3,882,852

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
REVENUES		
Commissions	$ 3,996,032	$ 4,287,235
Distribution fees	1,396,371	1,492,186
Other income	950,950	299,561
Interest and dividends	1,475	103
Total Revenues	6,344,828	6,079,085
EXPENSES		
Employee compensation and benefits	3,135,006	3,362,268
Clearing charges and commissions	1,102,254	1,104,006
Marketing expense related to distribution fees	142,371	108,669
Rent	216,897	224,167
Insurance	194,113	164,849
Taxes, other than income taxes	140,275	149,053
Information systems	217,421	160,554
Professional fees	87,057	180,153
Registration fees	99,442	109,150
Tax-deferred savings plan	82,851	82,441
Office expense	80,094	76,453
Travel and entertainment	80,050	74,619
Other	30,707	30,727
Telephone	15,855	15,856
Research and publications	53,169	104,217
Management fee	104,314	112,464
Total Expenses	5,781,876	6,059,646
Income Before Provision For Income Taxes	562,952	19,439
PROVISION FOR INCOME TAXES	37,093	8,564
Net Income	$ 525,859	$ 10,875

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	General Partner	Limited Partner	Total
Balance at January 1, 2015	$ 13,485	$ 1,335,038	$ 1,348,523
Net income	109	10,766	10,875
Cash contribution from partners	15,000	1,485,000	1,500,000
Balance at December 31, 2015	28,594	2,830,804	2,859,398
Net income	5,259	520,600	525,859
Cash distributions to partners	(15,000)	(1,485,000)	(1,500,000)
Balance at December 31, 2016	$ 18,853	$ 1,866,404	$ 1,885,257

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 525,859	$ 10,875
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	251,259	(86,272)
Distribution fees receivable	(20,843)	208,672
Prepaid expenses	15,000	(11,215)
Prepaid taxes	15,868	(15,868)
Accounts payable and accrued expenses	90,759	(196,988)
Due from clearing broker	(59,035)	(116,994)
Accrued distribution fees	100,217	(312,241)
Due to (from) limited partner	390,173	(515,464)
Taxes payable	20,224	(8,400)
Net cash provided by (used in) operating activities	1,329,481	(1,043,895)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash contributions from partners	-	1,500,000
Cash distributions to partners	(1,500,000)	-
Net cash provided by (used in) financing activities	(1,500,000)	1,500,000
Net increase (decrease) in cash and cash equivalents	(170,519)	456,105
Cash and cash equivalents - beginning of year	2,456,623	2,000,518
Cash and cash equivalents - end of year	$ 2,286,104	$ 2,456,623
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 9,500	$ 32,832

See accompanying notes to financial statements.

TOCQUEVILLE SECURITIES L.P.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

1. ORGANIZATION

Tocqueville Securities L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The general partner is Tocqueville Management Corp. ("TMC"), which owns a 1% interest in the Partnership, and the limited partner is Tocqueville Asset Management L.P. ("TAMLP"), which owns a 99% interest in the Partnership. As a limited partnership, the limited partner is not responsible for the debts of the Partnership unless the limited partner has specifically guaranteed the debts of the Partnership. Profits and losses are allocated 1% to TMC and 99% to TAMLP. Distributions are made to the partners in the same manner in which profits and losses are allocated.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the general partner may determine. The Partnership, as an agent for the funds of the Tocqueville Trust (the "Trust"), sells the shares of the funds in the Trust. The Trust is a Massachusetts business trust organized in 1986 consisting of seven separate investment company funds comprised of The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, the Delafield Fund, The Tocqueville Gold Fund, The Tocqueville Select Fund, and The Tocqueville Alternative Strategies Fund (collectively, the "Funds"). In May 2016, the board of trustees of the Trust liquidated and dissolved the Tocqueville Alternative Strategies Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's financial statements were prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Distribution fees

Distribution fees are earned monthly based on a rate of average daily net assets of the Funds for which the Partnership is a distributor.

Other income

Included in other income are money market fund distribution fees for customers' balances in the Federated Money Fund and Pershing Government Money Fund. For December 31, 2016 and 2015, the fees received were $944,607 and $288,521, respectively.

Cash and Cash Equivalents

At December 31, 2016 and 2015, cash and cash equivalents include demand deposits and a Dreyfus Government Money Market Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of cash in excess of FDIC insured limits, uninsured cash, and commission and distribution fees receivable. The Partnership maintains its cash with various financial institutions. The Partnership monitors the credit quality of the financial institutions and does not believe there is any significant credit risk with respect to cash. The cash balance in one of the financial institutions is insured by the FDIC up to $250,000. Uninsured funds at financial institutions as of December 31, 2016, were approximately $2,036,000.

Concentrations of credit risk with respect to commissions and fees receivable are with affiliated and unrelated companies. The Partnership reviews their backgrounds and credit history before entering into agreements with them. Allowances for possible losses, if any, are provided based on factors surrounding the credit risk of the receivables, historical trends, and other information. Management does not believe an allowance for possible losses was necessary as of December 31, 2016 and 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a partnership for federal and state tax purposes, the Partnership's taxable income or loss is allocated to its partners in accordance with their respective percentage ownership. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Partnership remains subject to the New York City unincorporated business tax, a provision for which has been included in the financial statements.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Partnership is subject to tax examinations by taxing authorities.

Allocation of Management Fee

Certain regulatory authorities require that the management fee paid to TMC be allocated based on the services provided by the general partner's employees. The Partnership has reflected this allocation for financial statement presentation only.

Reclassification

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Subsequent Events

The Partnership has evaluated subsequent events through February 24, 2017, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued But Not Yet Effective Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU will replace most existing revenue recognition guidance in US GAAP, including industry specific guidance, when it becomes effective. This new guidance is effective for years beginning after December 15, 2018. The Partnership is evaluating the effect that ASU 2014-09 will have on its statements of financial condition and on net capital.

3. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Partnership had regulatory net capital of $1,280,105, which was $1,187,180 in excess of its required net capital of $92,925. At December 31, 2016, the Partnership's ratio of aggregate indebtedness to net capital was 1.09 to 1. The Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

4. INDEMNIFICATION

The Partnership functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Partnership's clearing broker, customer activities may expose the Partnership to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in a customer's margin accounts are not sufficient to fully cover that customer's obligations. The Partnership seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

5. DISTRIBUTION FEES

The Partnership is the distributor of the Funds' shares and earned $1,396,371 and $1,492,186 in distribution fee income in 2016 and 2015, respectively. The Partnership has entered into distribution agreements with the Funds pursuant to which the Partnership receives a monthly fee at an annual rate not to exceed 0.25 percent of average daily net assets of the Funds. As of December 31, 2016 and 2015, the Partnership had a distribution fee receivable of $529,414 and $508,571, respectively. The Partnership's distribution fee revenue is net of payments due for distribution fee revenue earned by various unrelated brokers that assist in the distribution of the Funds' shares. An accrual has been established for fees that are due to unrelated brokers in the amount of $647,110 and $546,893 at December 31, 2016 and 2015, respectively.

6. TAX DEFERRED SAVINGS PLAN

TMC maintains a tax deferred savings plan (the "Plan"). As part of the management fee arrangement, a portion of the Plan expense is funded through the management fee paid to TMC. The portion of the management fee allocated to the Partnership for the Plan in 2016 and 2015 was $82,851 and $82,441, respectively.

7. RELATED PARTY TRANSACTIONS

As part of an arrangement with the Partnership's general partner, TMC provides certain services to TAMLP and the Partnership that are necessary to conduct business. TMC receives a management fee from TAMLP and the Partnership. The management fee includes the services provided by TMC's employees (salaries, payroll taxes, 401(k) expense, rent, management services, and general administrative expenses), which are allocated between TAMLP and the Partnership based on each entity's estimated contribution to gross income. The Partnership reimburses TAMLP for its portion of the fee paid. The management fee is reflected in the financial statements based upon the allocation of the services provided by TMC, as required by regulatory authorities. During the years ended December 31, 2016 and 2015, the costs of such services were $4,211,589 and $4,359,940, respectively. At December 31, 2016, the Partnership owed $169,737 for advance payment of these services. At December 31, 2015, the Partnership was owed $220,436 for these services.

8. DISTRIBUTIONS TO PARTNERS

The Partnership anticipates distributing the equivalent of the current year's net income to the partners in April 2017.

SUPPLEMENTARY INFORMATION

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

NET CAPITAL:	
Total partners' capital	$ 1,885,257
Deduct: partners' capital not allowable as net capital	-
Total Partners' Capital Qualified for Net Capital	1,885,257
Deductions and/or charges:	
Distribution fees receivable	529,414
Prepaid expenses	55,127
Net capital before haircuts on securities positions	1,300,716
Haircuts on securities positions	20,611
NET CAPITAL PER RULE 15c3-1	$ 1,280,105
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 556,803
Accrued distribution fees	647,110
Due to limited partner	169,737
Taxes payable	20,224
Total Aggregate Indebtedness	$ 1,393,874
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 92,925
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 92,925
Excess Net Capital	$ 1,187,180
Percentage of Aggregate Indebtedness to Net Capital	108.89%
Reconciliation with the Partnership's Computation (Included in Part IIA of Form X-17-A-5 as of December 31, 2016):	**$ 1,247,760**
Accrued distribution fees	93,880
Due from limited partner	(61,535)
NET CAPITAL	**$ 1,280,105**

See report of independent registered public accounting firm.



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Tocqueville Securities L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tocqueville Securities L.P. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tocqueville Securities L.P. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Tocqueville Securities L.P. stated that Tocqueville Securities L.P. met the identified exemption provisions throughout the most recent fiscal year without exception. Tocqueville Securities L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tocqueville Securities L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CERTIFIED PUBLIC ACCOUNTANTS

White Plains, New York
February 24, 2017

CITRIN COOPERMAN & COMPANY, LLP
709 WESTCHESTER AVENUE WHITE PLAINS, NY 10604 | TEL 914.949.2990 | FAX 914.949.2910 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

TOCQUEVILLE SECURITIES, L.P.
EXEMPTION REPORT

Tocqueville Securities, L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "*Reports to be made by certain brokers and dealers*"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Tocqueville Securities, L.P. states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

TOCQUEVILLE SECURITIES, L.P.:

I, Robert J. Kramer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Name: Robert J. Kramer
Title: Chief Operating Officer

Dated: February 17, 2017